

August 19, 2021

Charles Kallenbach
General Counsel
EngageSmart, LLC
30 Braintree Hill Office Park, Suite 101
Braintree, Massachusetts 02184

> **Re: EngageSmart, LLC**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 9, 2021**
> **CIK No. 0001863105**

Dear Mr. Kallenbach:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated July 28, 2021.

Amendment No. 1 to Draft Registration Statement

Prospectus Summary, page 1

1. Please disclose the material terms of the Stockholders' Agreement in the prospectus summary. We note that the agreement will provide General Atlantic and affiliates of Summit with the rights to nominate a specified number of directors based on the voting power held by General Atlantic and affiliates of Summit.

Management's Discussion and Analysis
Key business metric and non-GAAP financial measures, page 87

2. We note your response to prior comment 9. As previously requested, please revise your tables to also disclose the most directly comparable GAAP measure for Adjusted

EBTIDA Margin and Adjusted Gross Margin. Please similarly revise disclosures on page 16 and on graphics pages where Adjusted EBITDA Margin and Adjusted Gross Margin are presented.

 You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ian D. Schuman